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16021664

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-51816 |

SEC Mail Processing Section AUG 22 2016 Washington DC 406

JG

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2015 AND ENDING 06/30/2016
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.G .Long & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W. Front Street, Suite 302
(No. and Street)

| Missoula | MT | 59802 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Williams 406-721-0999
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

| 601 West Riverside, Suite 1800 | Spokane | WA | 99201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED 2016 AUG 23 AM 8:02 SEC / TM

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Susan Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.G. Long & Company, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KIM SMITH
SEAL
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, MT
My Commission Expires
August 16, 2018


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Information for

# S.G. Long & Company

(A Wholly-Owned Subsidiary of S.G. Long Financial Services Corp.)

June 30, 2016

## CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
S.G. Long & Company

We have audited the accompanying statement of financial condition of S.G. Long & Company (Company) as of June 30, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.G. Long & Company as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
August 10, 2016

## S.G. LONG & COMPANY
## STATEMENT OF FINANCIAL CONDITION

### ASSETS

| | June 30, 2016 |
|---|---|
| Cash and cash equivalents | $ 120,279 |
| Receivables | |
| Clearing Organization | 46,628 |
| Other | 26,821 |
| Prepaid expenses | 9,608 |
| Clearing deposit | 50,000 |
| Total assets | $ 253,336 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 29,014 |
| Accrued expenses | 80,040 |
| Total liabilities | 109,054 |
| STOCKHOLDER'S EQUITY | |
| Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding | 87,648 |
| Additional paid-in capital | 526,000 |
| Accumulated deficit | (469,366) |
| Total stockholder's equity | 144,282 |
| Total liabilities and stockholder's equity | $ 253,336 |



See accompanying notes.

## S.G. LONG & COMPANY
### STATEMENT OF OPERATIONS

| | Year Ended June 30, 2016 |
|---|---|
| **REVENUES** | |
| Commissions and trails | $ 596,780 |
| Managed accounts fees | 510,448 |
| Outside fees | 183,484 |
| Administrative services | 223,052 |
| | 1,513,764 |
| **EXPENSES** | |
| Managed and outside fees payouts | 385,923 |
| Commissions and trails payout | 361,436 |
| Cost sharing fees | 225,000 |
| Broker expenses and charges | 103,376 |
| Office salaries | 66,628 |
| Executive salaries | 52,850 |
| Payroll taxes | 47,904 |
| Insurance | 47,794 |
| Professional fees | 26,651 |
| Retirement plan contribution | 25,368 |
| Computer and stock quotes | 22,913 |
| Taxes and licenses | 20,440 |
| Dues and subscriptions | 16,853 |
| Other expenses | 13,410 |
| Contributions | 13,405 |
| Rent | 10,319 |
| Training | 7,693 |
| Office supplies and postage | 2,827 |
| Travel and entertainment | 1,889 |
| Advertising | 1,552 |
| Utilities | 125 |
| | 1,454,356 |
| Income from operations | 59,408 |
| **OTHER INCOME** | |
| Investment income | 3,087 |
| Net income before income tax | 62,495 |
| Income tax expense | - |
| Net income | $ 62,495 |

See accompanying notes.

## S.G. LONG & COMPANY
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Year Ended June 30, 2016 | | | | |
|---|---|---|---|---|---|
| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
| | Shares | Amount | Capital | Deficit | Equity |
| Balance, beginning of year | 31,367 | $ 87,648 | $ 526,000 | $ (531,861) | $ 81,787 |
| Net income | - | - | - | 62,495 | 62,495 |
| Capital contribution | - | - | - | - | - |
| Balance, end of year | 31,367 | $ 87,648 | $ 526,000 | $ (469,366) | $ 144,282 |



See accompanying notes.

# S.G. LONG & COMPANY
## STATEMENT OF CASH FLOWS

| | Year Ended June 30, 2016 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 62,495 |
| Adjustments to reconcile net income to net cash from operating activities | |
| Change in assets and liabilities | |
| Receivables | (26,471) |
| Prepaid expenses | 2,763 |
| Accounts payable and accrued liabilities | 35,731 |
| Net cash from operating activities | 74,518 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 74,518 |
| CASH AND CASH EQUIVALENTS, beginning of year | 45,761 |
| CASH AND CASH EQUIVALENTS, end of year | $ 120,279 |

See accompanying notes.

## Note 1 - Summary of Significant Accounting Policies

**Operations** - S.G. Long & Company (Company) is an independent brokerage firm operating in Missoula, Montana, and Garland, Texas, with representatives registered in various states. The Company operates as an introducing broker. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Services Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Services Corp. or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Services Corp. and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

**Cash equivalents** - For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

**Receivables** - Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

**Investments** - Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

**Revenue recognition** - Securities transactions and related revenue and expenses are recorded on a trade date basis.

**Managed account fees** - Managed account fees are billed on a quarterly basis at the beginning of the quarter. Quarterly fees due from the Company's affiliate, S.G.I. Investment Advisors, are allocated over three months and billed at the beginning of each month. Any account refunds or credits are prorated over the remainder of the quarter. Included in managed fees are wrap fees, which are billed on a quarterly basis at the end of each quarter.

**Administrative services** - Administrative services are billed on a monthly basis at the beginning of the month.

**Advertising** - The Company expenses the costs of advertising as incurred.

**Note 1 – Summary of Significant Accounting Policies (continued)**

**Income taxes** – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Services Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement results.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for additional details.

**Deposits** – The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2016.

**Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

**Subsequent events** – The Company has evaluated subsequent events through the date the audited financial statements were issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

### Note 2 – Cash and Cash Equivalents

At June 30, 2016, the Company's cash and cash equivalents consisted of:

| | | |
|---|---|---|
| Bank accounts | $ | 94,797 |
| Money market accounts | | 25,482 |
| | $ | 120,279 |

### Note 3 – Related Party Transactions

The Company has entered into a cost sharing agreement with its parent, S.G. Long Financial Services Corp., and affiliate, S.G.L. Investment Advisors, Inc., effective July 1, 2011, to allocate shared administrative expenses and fixed assets among the three companies. The Company pays a fixed monthly amount for its allocation of shared expenses. The Company's cost sharing expense was $225,000 for the year ended June 30, 2016.

The Company had a liability recorded within accounts payable of $27,185 at June 30, 2016, due to its parent, which is comprised of administrative services and executive payroll.

### Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregated indebtedness to net capital ratio would exceed 10 to 1). At June 30, 2016, the Company had net capital of $134,674, which was $84,674 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .81 to 1.

**Note 5 - Income Taxes**

At June 30, 2016, the Company has gross deferred income tax assets of $73,675 that relate to timing differences between book and tax deductions for the Company. For financial statement purposes, the Company's taxable income or loss is measured as if it filed its own stand-alone income tax returns (although it is included in a federal consolidated tax return with its parent, S.G. Long Financial Services Corp.). As such, the realization of its deferred income tax assets depends on the stand-alone activity of the Company. Therefore, a 100% valuation allowance has been established since the Company's future stand-alone taxable income is not reasonably assured. As of June 30, 2016, the Company has approximately $338,000 of accumulated losses on a stand-alone basis that can offset future taxable income. Accordingly, the net amount of deferred income taxes recorded on the Company's statement of financial condition was $0 as of June 30, 2016.

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company does not have any uncertain tax positions. As of June 30, 2016, there are no accrued interest or penalties recorded in the financial statements.

The components of income tax expense (benefit) consist of the following for the year ended June 30, 2016

| | |
|---|---|
| Deferred | |
| Federal | $ 11,040 |
| State | 3,681 |
| Change in valuation allowance | (14,721) |
| Income Tax Expense | $ - |

**Note 6 - Retirement Plan**

The Company sponsors a 401(k) plan (Plan) covering employees over the age of 18 years with a minimum of six months of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2016, there was no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $25,368 in 2016.

# S.G. LONG & COMPANY
## SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

| | June 30, 2016 |
|---|---|
| NET CAPITAL | |
| Total stockholder's equity | $ 144,282 |
| Nonallowable assets | |
| Prepaid expenses | 9,608 |
| | 9,608 |
| Net capital | $ 134,674 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required (based on aggregate indebtedness) | $ 50,000 |
| Net capital | $ 134,674 |
| Minimum dollar requirement | $ 50,000 |
| Excess net capital (net capital less minimum dollar requirement) | $ 84,674 |
| Total aggregate indebtedness per statement of financial condition | $ 109,054 |
| Ratio of aggregate indebtedness to net capital | .81 to 1 |

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2016, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
S.G. Long & Company

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) S.G. Long & Company identified the following provisions of 17 C.F.R.§15c3-3(k) under which S.G. Long & Company claimed an exemption from 17 C.F.R. §240.15c3-3k(2)(ii) (exemption provisions) and (2) S.G. Long & Company stated that S.G. Long & Company met the identified exemption provisions throughout the most recent fiscal year without exception. S.G. Long & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about S.G. Long & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
August 10, 2016



August 10, 2016

Moss Adams LLP
601 W Riverside Ave, Suite 1800
Spokane, WA 99201

In connection with your review of S.G. Long & Company (the Company) claim of exemption from Rule 15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (the "Act") as of June 30, 2015 and during the period from July 1, 2015 through June 30, 2016, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the Customer Protection Rule as of June 30, 2016 and during the period from July 1, 2015 through June 30, 2016.
2. We are responsible for establishing and maintaining effective internal control over compliance with the Customer Protection Rule.
3. We have performed an evaluation of the Company's compliance with the Customer Protection Rule. Based on this evaluation, the Company was in compliance with the Act and exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as of June 30, 2016, and during the period from July 1, 2015 through June 30, 2016.
4. We have made available all records and other information related to our compliance with the Customer Protection Rule.
5. There are no communications from regulatory agencies, internal auditors, or others who perform an equivalent function, compliance functions or other auditors concerning possible exceptions to the exemption provisions in paragraph (k)(2)(ii) of the Customer Protection Rule, including communications received through the date of this letter.
6. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from July 1, 2015 through June 30 2016 and through the date of this letter.

Sincerely,

S.G. Long & Company

Sue Williams, President



# MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

We, as members of management of S.G. Long & Company (Company), are responsible for complying with the requirements of 17 C.F.R. §240.15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (Act). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of June 30, 2016, and during the period from July 1, 2015, through June 30, 2016. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

S.G. Long & Company



Sue Williams, President

8/10/16
Date

283 West Front, Suite 302, Missoula, MT 59802 406/721-0999



August 10, 2016

Moss Adams LLP
601 West Riverside, Suite 1800
Spokane, WA 99202

We are providing this letter in connection with your engagement to apply agreed upon procedures required by Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 regarding the Securities Investor Protection Corporation (SIPC) annual assessment as for the period from July 1, 2015 to June 30, 2016, which were agreed to by SG Long and Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). We confirm, to the best of our knowledge and belief, as of August 10, 2016 the following representations made to you during your engagement.

1. We are responsible for the General Assessment Reconciliation (Form SIPC-7) and the Form SIPC-7 is complete and consistent with applicable laws and regulations.
2. We are responsible for SG Long and Company's compliance with SEC Rule 17a-5(e)(4).
3. We are responsible for the accounting records of SG Long and Company including the completeness, accuracy, and validity of the data provided to you for your procedures.
4. We have disclosed to you all known matters regarding the procedures performed and made available to you all information that we believe is relevant to the engagement.
5. There have been no communications from regulatory agencies concerning noncompliance with SEC Rule 17a-5(e)(4), for the year ended June 30, 2016.
6. We understand your report relates only to the Form SIPC-7 and does not extend to any financial statements of SG Long and Company
7. We have responded fully and truthfully to all inquiries made to us by you during your engagement.
8. To the best of our knowledge and belief, no events have occurred through the date of this letter that would require adjustment to Form SIPC-7.
9. There was no overpayment applied to the current assessment on Form SIPC 7, and no such overpayment exists.

Sue Williams, President

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
S.G. Long & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2015, to June 30, 2016, which were agreed to by S.G. Long & Company (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared assessment payments in Form SIPC-7 with respective cash disbursement records; noted no differences.
2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended June 30, 2016, with the amounts reported in Form SIPC-7 for the period from July 1, 2015, to June 30, 2016; noted no differences.
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company; noted no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7; noted no differences.
5. We were unable to compare the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, as there was no such overpayment stated on Form SIPC-7, and management represented to us no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 10, 2016

## S.G. LONG & COMPANY
## SCHEDULE OF PRIOR PAYMENTS APPLIED TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JULY 1, 2015, TO JUNE 30, 2016

| Date Paid | Payment |
|---|---|
| February 2, 2016 | $ 321 |
| July 28, 2016 | $ 923 |

Communication of
Internal Control Related Matters

S.G. Long & Company
(A Wholly-Owned Subsidiary of
S.G. Long Financial Service Corp.)

June 30, 2016

MOSS-ADAMS LLP

**MOSS ADAMS LLP**
Certified Public Accountants | Business Consultants

# COMMUNICATION OF INTERNAL CONTROL RELATED MATTERS

To the Board of Directors
S.G. Long & Company

In planning and performing our audit of the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

## SIGNIFICANT DEFICIENCY

Due to the limited number of people working for the Company, many of the critical duties are combined and assigned to the available employees. Presently, a single individual performs the majority of the accounting functions, including both preparation and review of journal entries and general ledger reconciliations.

- ❑ We recommend the segregation of duties be reviewed and adjusted appropriately. An independent review of journal entries and general ledger reconciliations should be performed and documented.

## CONTROL DEFICIENCIES

We noted the Company could not provide documentation supporting management's monthly review of the financial statements or quarterly FOCUS reports.

- ☐ We recommend management retain documentation of its monthly review of the financial statements.

We noted there were two cases where the Company did not have proper controls in regards to the distribution of checks. In one case, a check was cashed without a signature. In a separate case, the check amount and invoice amount did not match.

- ☐ We recommend management places controls to ensure all check amounts are matched to supporting documentation and all checks are properly signed before disbursement.

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This communication is intended solely for the information and use of management, the Board of Directors, others within the Company, and is not intended to be, and should not be used by anyone other than these specified parties.

We appreciate the opportunity to provide professional accounting services to S.G. Long & Company and the courtesy and cooperation extended to us during the audit. We are very grateful for the opportunity to be of service to S.G. Long & Company.

Moss Adams LLP

Spokane, Washington

:sas